UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-41978

MIXED MARTIAL ARTS GROUP LIMITED

(Translation of registrant’s name into English)

Level 1, Suite 1, 29-33 The Corso

Manly, New South Wales 2095

+61 1800 151 865

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

MIXED MARTIAL ARTS GROUP LIMITED

EXPLANATORY NOTE

Private Placement

On December 31, 2025, Mixed Martial Arts Group Limited (the “Company”) closed the previously announced transactions contemplated by that certain Securities Purchase Agreement (the “Purchase Agreement”), dated December 29, 2025, between the Company and certain accredited investors party thereto (the “Investors”). Pursuant to the Purchase Agreement, the Company issued and sold in a private placement (the “Private Placement”) 4,285,713 Series A Preferred Shares (the “Shares”) at a purchase price per Share of $0.70, for aggregate gross proceeds of approximately $3 million, before deducting offering expenses. Dominari Securities LLC acted as exclusive placement agent for the Private Placement and was issued warrants to purchase 342,857 ordinary shares of the Company, which have an exercise price of $0.70 and are exercisable for a period of five years from the date of issuance. The placement agent warrant contains customary piggyback registration rights for a period of two years.

The Company also entered into a registration rights agreement with each Investor pursuant to which the Company will register the ordinary shares issuable upon conversion of the Shares.

The Company intends to use the net proceeds from the Private Placement to advance the Company’s platform expansion and build on recent momentum across its Web3 ecosystem strategy, fully activating its partnership with UFC GYM, capitalizing on the rapid growth of its gym software platform, BJJLink and adoption of its platform across the global community of fighters, gyms and fans.

The Shares and the shares issuable upon exercise of the placement agent warrants have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state, and are being offered and sold in reliance on the exemption from registration under the Securities Act, afforded by Section 4(a)(2) and/or Rule 506 promulgated thereunder.

On December 29 2025, the Company issued a press release titled “MMA.INC Announces $3 Million Private Placement Led by American Ventures LLC with Donald Trump Jr Investing in the Offering”. A copy of the press release is furnished as Exhibit 99.1 hereto.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated December 29, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIXED MARTIAL ARTS GROUP LIMITED

Date:	December 31, 2025	By:	/s/ Nick Langton
		Name:	Nick Langton
		Title:	Founder and Chief Executive Officer

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